    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2001


                                                      REGISTRATION NO. 333-68866

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          COMMUNITY BANK SYSTEM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           16-1213679
         (STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

                            ------------------------

                            5790 WIDEWATERS PARKWAY
                             DEWITT, NEW YORK 13214
                                 (315) 445-2282
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               SANFORD A. BELDEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            5790 WIDEWATERS PARKWAY
                             DEWITT, NEW YORK 13214
                                 (315) 445-2282

           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                            ------------------------

     IT IS REQUESTED THAT COPIES OF NOTICES AND COMMUNICATIONS BE SENT TO:

              GEORGE J. GETMAN, ESQ.                               JOHN J. SPIDI, ESQ.
           BOND, SCHOENECK & KING, LLP                          MALIZIA SPIDI & FISCH, PC
                ONE LINCOLN CENTER                             1100 NEW YORK AVENUE, N.W.,
             SYRACUSE, NEW YORK 13202                                 SUITE 340 WEST
                  (315) 422-0121                                  WASHINGTON, D.C. 20005
                                                                      (202) 434-4660

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED WITHOUT NOTICE. COMMUNITY BANK SYSTEM MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND COMMUNITY BANK SYSTEM IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

PROSPECTUS (NOT COMPLETE)
ISSUED             , 2001

                                1,200,000 SHARES


                         [COMMUNITY BANK SYSTEMS LOGO]
                                  COMMON STOCK
                            ------------------------


     We are offering 1,200,000 shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol "CBU." The last reported sale price of our common stock on the New York Stock Exchange on October 23, 2001 was $25.50 per share.


                            ------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

                                                               PER SHARE        TOTAL
                                                              ------------   ------------
Public offering price.......................................  $              $
Underwriting discount.......................................  $              $
Proceeds to us, before expenses.............................  $              $

     We have granted the underwriters an option to purchase up to an additional 180,000 shares of common stock to cover any over-allotments. The underwriters can exercise this option at any time within thirty days after the offering. The underwriters expect to deliver the shares of common stock to investors on or
about                , 2001.

                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Shares of our common stock are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

                            ------------------------

JANNEY MONTGOMERY SCOTT LLC

                                                ADVEST, INC.

                                                                   RAYMOND JAMES

              The date of this prospectus is                , 2001

     [INSIDE FRONT COVER -- EDGAR DESCRIPTION: A map of New York State and Northeastern Pennsylvania appears on the page. Set forth immediately above the map is a caption that reads "Community Bank System, Inc. Market Area." The map, divided by counties, depicts the locations of Community Bank System, Inc.'s administrative or operations centers, financial services facilities and existing banking branches, as well as the locations of branches of FleetBoston Financial Corporation to be acquired by Community Bank System in a pending transaction.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF OUR COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, SHARES OF OUR COMMON STOCK IN THE OPEN MARKET AND IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. This prospectus contains forward-looking statements which involve risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in "Risk Factors" and elsewhere in this prospectus. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                          COMMUNITY BANK SYSTEM, INC.

     We are a Delaware corporation headquartered in DeWitt, New York, and the parent company of Community Bank, N.A. We are the largest community bank headquartered in Upstate New York based on total assets at June 30, 2001. We operate 88 customer facilities and 71 ATMs stretching diagonally from Northern New York to the Southern Tier and west to Lake Erie, and in Northeastern Pennsylvania. We were ranked either first or second in deposit market share in 49 of the 66 towns in which we operate, based on publicly available information as of the date of this prospectus. At June 30, 2001, we had approximately $2.9 billion in total assets, $2.1 billion in total deposits, $1.6 billion in total loans and shareholders' equity of $234 million. Community Bank is a member of the Federal Reserve System and the Federal Home Loan Bank System, and its deposits are insured by the Federal Deposit Insurance Corporation, up to applicable limits.

     Our business strategy is to operate as a profitable, diversified financial services company providing a variety of banking and other financial services, with an emphasis on consumer and residential mortgage lending and commercial business loans to small and medium sized businesses. As a result of consolidation of small to medium sized financial institutions and the deemphasis on retail branch banking by larger bank holding companies in the markets we serve, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. Our branches are located in small towns and villages where competition is less intense. We emphasize comprehensive retail and small business products and responsive, decentralized decision-making which reflects our knowledge of our local markets and customers.

     Through our subsidiaries, we offer a wide range of commercial and retail banking and financial services to businesses, individuals, agricultural and government customers. Our account services include checking, interest-bearing checking, money market, savings, certificates of deposit and individual retirement accounts. We also offer residential and farm loans, business lines of credit, working capital facilities, inventory and dealer floor plans, as well as installment, commercial, term and student loans. Our lending focuses predominantly on consumer and small to medium sized business borrowers, which enables our loan portfolio to be highly diversified.

     Because we believe that there is a significant potential market for financial services and products, we offer a full range of services to satisfy our customers' financial needs. In addition to traditional banking services and products, we offer personal trust, employee benefit trust, benefits administration and consulting, investment and insurance services. For the six months ended June 30, 2001 and for the year ended December 31, 2000, our total noninterest income from financial services and products was approximately $6.0 million and $10.8 million, respectively, as compared to $4.9 million for the year ended December 31, 1996.

     Consistent with our strategy to increase noninterest income, we acquired Elias Asset Management, Inc., an investment management firm located in Williamsville, New York in April 2000. As of June 30, 2001, Elias Asset Management had approximately $586 million in assets under management for individuals, corporate pension and profit sharing plans and foundations.

     We have also emphasized expansion of our banking business through business combinations with other banks and the acquisition of assets and deposits. From 1994 through 2000, we have completed five transactions, which added approximately $715 million in deposits. In January 2001, we acquired The Citizens National Bank of Malone, a commercial bank with approximately $111 million in assets, $59 million in loans and $88 million in deposits. As a result of this acquisition, we added five customer facilities and four ATMs in Northern New York. In May 2001, we completed our acquisition of First Liberty Bank Corp., a bank holding company based in Jermyn, Pennsylvania, with approximately $648 million in assets, $521 million in deposits and $421 million in loans. First Liberty's wholly-owned subsidiary bank, First Liberty Bank & Trust, had 13 banking offices and 16 ATMs in Lackawanna and Luzerne Counties in Northeastern Pennsylvania. This acquisition expanded our operations into Pennsylvania for the first time.


     We also have pending an acquisition from FleetBoston Financial Corporation of 36 branches across the Finger Lakes and Southwestern region of New York with approximately $479 million in deposits and approximately $181 million in loans as of September 30, 2001. We expect to complete this acquisition in the fourth quarter of 2001. At June 30, 2001, after giving pro forma effect to the FleetBoston acquisition, this offering and the trust preferred offerings discussed below, our total assets were approximately $3.3 billion, our total loans were approximately $1.8 billion, our total deposits were approximately $2.5 billion, and our branch network consisted of 124 customer facilities and 91 ATMs, as compared to our total assets of approximately $1.3 billion, total loans of approximately $652 million, total deposits of approximately $1.0 billion, and 49 customer facilities and 25 ATMs at December 31, 1996 (excluding the effect for 1996 of the pooling restatement relating to the First Liberty acquisition).


     We are subject to examination and regulation by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, or the OCC, and the Federal Deposit Insurance Corporation, or the FDIC. This regulation is intended for the protection of our depositors, not our stockholders.

     Our executive offices are located at 5790 Widewaters Parkway, DeWitt, New York 13214, and our phone number is (315) 445-2282. Our web site is located at www.communitybankna.com. The information on our web site is not a part of this prospectus.


     The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before you decide to invest in our common stock.


                              RECENT DEVELOPMENTS

     In July 2001, we participated in two pooled offerings of trust preferred securities. In these transactions, we sold floating-rate subordinated debentures to two wholly-owned statutory business trusts we formed for the purposes of these offerings. These trusts, along with similar trusts formed by other financial institutions, sold their trust preferred securities on a pooled basis to investors in private placement transactions. We raised approximately $48.0 million, after placement agent fees and expenses, from these offerings. We are using these funds to provide additional capital to support the FleetBoston acquisition. See "Recent Developments -- Trust Preferred Securities Offerings."


                          OUR REASONS FOR THE OFFERING



     We are conducting this offering principally to raise additional capital to support our continued growth. We also expect that the net proceeds of the offering will generally strengthen our capital position and enable both Community Bank System and Community Bank to maintain their classifications as "well capitalized" institutions, the highest possible capital category under the risk-based capital adequacy guidelines established by the federal banking regulators, namely the OCC, the Federal Reserve and the FDIC. Without the proceeds of the offering, after the closing of the FleetBoston acquisition, we anticipate that Community Bank System and Community Bank would fall to the next lower capital category, "adequately capitalized," under the guidelines. Our capital classification can affect our business in the following ways:



     - we would be subject to more extensive regulatory oversight if we are in a lower capital category;



     - the amount of FDIC insurance assessments we pay is dependent in part on our capital category;

     - a lower capital classification may contribute to lower ratings assigned to our senior debt by ratings agencies; and



     - some of our customers may have investment policies limiting deposits with financial institutions in capital categories lower than the "well capitalized" category.


                                  THE OFFERING

Common stock offered by Community
Bank System.........................     1,200,000 shares

Common stock to be outstanding after
this offering.......................     12,750,999 shares

Estimated net proceeds to Community
Bank System.........................     Approximately $31.2 million

Use of proceeds.....................     To support our continued growth and for
                                         general corporate purposes. See "Use of
                                         Proceeds."

Dividends on common stock...........     $0.27 per quarter

New York Stock Exchange symbol......     CBU

     The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of August 1, 2001 and does not include the following:

     - 985,192 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $24.93 per share; and

     - 2,419,940 shares of common stock reserved for future issuance under our stock option plans.

                                  RISK FACTORS

     Prospective investors should carefully consider the matters set forth under "Risk Factors" beginning on page 7.

                      SELECTED CONSOLIDATED FINANCIAL DATA


     You should read the following selected consolidated financial data with our consolidated financial statements and notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing in our Current Report on Form 8-K dated August 31, 2001, as amended, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2001. We have filed these reports with the SEC, and they are "incorporated by reference" into this prospectus, which means that we can disclose information by referring you to those documents.


     The historical information below has been restated retroactively for all periods presented, pursuant to the pooling-of-interests method of accounting, to reflect the combined results of operations and financial position of Community Bank System and First Liberty, which was acquired on May 11, 2001.

     We acquired Benefit Plans Administrators on July 8, 1996, eight branches from Key Bank of New York on June 16, 1997, 12 branches from Fleet Bank on July 18, 1997, Elias Asset Management on April 3, 2000 and Citizens National Bank on January 26, 2001. Each of these acquisitions was accounted for as a purchase and, accordingly, the results of operations of the acquired businesses are included in the information below since the dates of acquisition.


     The income statement data for each of the years in the three year period ended December 31, 2000 and the balance sheet data at December 31, 1999 and 2000 are derived from the audited consolidated financial statements and notes appearing in our Current Report on Form 8-K dated August 31, 2001, as amended. The income statement data for the years ended December 31, 1996 and 1997 and the balance sheet data at December 31, 1996, 1997 and 1998 are derived in part from our audited consolidated financial statements and notes appearing in our Annual Reports on Form 10-K for the years ended December 31, 1997 and 1998 and the audited consolidated financial statements and notes included in the Annual Reports on Form 10-K for the years ended December 31, 1997 and 1998 of First Liberty. The income statement data for the six months ended June 30, 2000 and 2001 and the balance sheet data at June 30, 2001 are derived from the unaudited consolidated financial statements appearing in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.


     In our opinion, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The interim results for the six months ended June 30, 2001 are not necessarily indicative of results to be expected for the year ending December 31, 2001. Historical results are not indicative of the results to be expected in the future.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                    AT OR FOR THE SIX
                                  MONTHS ENDED JUNE 30,                       YEARS ENDED DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    2001         2000         2000         1999         1998         1997         1996
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                     (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income................  $  100,091   $   92,080   $  189,436   $  166,447   $  165,303   $  158,944   $  137,627
Interest expense...............      53,871       46,704       99,140       78,490       81,216       76,327       62,945
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income............      46,220       45,376       90,296       87,957       84,087       82,617       74,682
Provision for possible loan
  losses.......................       2,741        3,276        7,722        5,856        5,663        5,080        3,730
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net interest income after
  provision for possible loan
  losses.......................      43,479       42,100       82,574       82,101       78,424       77,537       70,952
Noninterest income.............      12,655       10,596       23,279       18,143       16,812       14,057       11,119
Security gains/(losses)........        (128)        (160)        (159)        (413)       2,006         (205)           9
Noninterest expense............      36,233       32,293       65,565       62,002       61,389       56,224       48,545
Amortization expense...........       3,001        2,351        4,891        4,723        4,748        3,903        2,929
Acquisition expense............       5,487            0          336            0        1,098            0            0
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before income taxes.....      11,285       17,892       34,902       33,106       30,007       31,263       30,606
Provision for income taxes.....       3,426        5,099       10,003        9,444       10,472       10,581       11,403
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income before cumulative
  effect of change in
  accounting principle.........       7,859       12,793       24,899       23,662       19,535       20,682       19,203
Cumulative effect of change in
  accounting principle.........           0            0            0            0          194            0            0
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net income...................  $    7,859   $   12,793   $   24,899   $   23,662   $   19,729   $   20,682   $   19,203
                                 ==========   ==========   ==========   ==========   ==========   ==========   ==========
  Net income -- Operating(1)...  $   11,199   $   12,887   $   25,192   $   23,906   $   19,192   $   20,803   $   19,198
  Net income -- Cash
    Operating(2)...............  $   13,137   $   14,280   $   28,085   $   26,700   $   22,000   $   23,111   $   20,926
BALANCE SHEET DATA:
Total assets...................  $2,851,689   $2,576,179   $2,650,673   $2,493,977   $2,296,059   $2,218,793   $1,920,561
Loans, net of unearned
  discount.....................   1,569,076    1,497,119    1,515,877    1,425,773    1,293,135    1,203,806      994,967
Total deposits.................   2,051,385    1,891,698    1,948,557    1,844,752    1,874,666    1,830,488    1,514,797
Long term borrowings...........     352,000       95,000      240,000      145,567      155,470      100,744      100,000
Trust preferred securities.....      29,827       29,821       29,824       29,817       29,810       29,804            0
Shareholders' equity...........     234,171      172,783      201,791      165,705      179,073      173,596      160,994
COMMON PER SHARE DATA:
Net income (diluted)...........  $     0.68   $     1.19   $     2.32   $     2.18   $     1.75   $     1.84   $     1.74
Cash dividend declared.........        0.54         0.50         1.04         0.96         0.86         0.76         0.69
Book value -- stated...........       20.28        16.36        19.11        15.55        16.50        15.62        14.68
Book value -- tangible.........       14.34        11.28        13.88        10.47        11.02         9.85         8.84
SELECTED PERFORMANCE RATIOS(3):
Return on average total
  assets.......................        0.56%        1.02%        0.97%        1.00%        0.85%        1.00%        1.06%
Return on average total
  assets -- Operating(1).......        0.80%        1.03%        0.98%        1.01%        0.84%        1.00%        1.06%
Return on average total
  assets -- Cash
  Operating(2).................        0.93%        1.14%        1.11%        1.13%        0.94%        1.12%        1.16%
Return on average common
  shareholders' equity.........        6.95%       15.45%       14.27%       13.56%       10.89%       12.61%       12.54%
Return on average common
  shareholders' equity --
  Operating(1).................        9.90%       15.56%       14.44%       13.70%       10.81%       12.68%       12.53%
Return on average common
  shareholders' equity -- Cash
  Operating(2).................       11.61%       17.24%       16.28%       15.30%       12.05%       14.09%       13.66%
Common dividend payout ratio...       75.94%       44.05%       40.62%       40.39%       44.85%       37.99%       37.45%

                                    AT OR FOR THE SIX
                                  MONTHS ENDED JUNE 30,                       YEARS ENDED DECEMBER 31,
                                 -----------------------   --------------------------------------------------------------
                                    2001         2000         2000         1999         1998         1997         1996
                                 ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                     (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
Common dividend payout ratio --
  Operating(1).................       53.29%       43.73%       40.14%       39.98%       45.08%       37.76%       37.46%
Net interest margin (taxable
  equivalent basis)............        3.87%        4.15%        4.06%        4.33%        4.14%        4.40%        4.53%
Noninterest income to operating
  income.......................       20.30%       18.00%       19.51%       15.54%        9.57%       14.13%       12.52%
Efficiency ratio...............       70.25%       58.75%       59.00%       59.70%       65.34%       61.20%       59.05%
Efficiency
  ratio -- Operating(4)........       56.45%       54.80%       54.64%       55.47%       59.66%       57.23%       55.69%
ASSET QUALITY RATIOS:
Non-performing loans to total
  loans........................        0.71%        0.44%        0.49%        0.52%        0.48%        0.50%        0.86%
Non-performing assets to total
  assets.......................        0.46%        0.30%        0.33%        0.36%        0.35%        0.35%        0.50%
Allowance for loan losses to
  loans........................        1.33%        1.33%        1.32%        1.32%        1.32%        1.41%        1.32%
Allowance for loan losses to
  non-performing loans.........      187.00%      306.00%      270.63%      253.32%      276.26%      280.93%      153.80%
Allowance for loan losses to
  non-performing assets........      158.09%      259.47%      227.36%      208.70%      214.04%      215.58%      136.88%
Net charge-offs (recoveries) to
  average total loans..........        0.36%        0.25%        0.42%        0.33%        0.45%        0.43%        0.26%
CAPITAL RATIOS:
Total shareholders' equity to
  total assets.................        8.21%        6.71%        7.61%        6.64%        7.80%        7.82%        8.38%
Tier I capital to risk-adjusted
  assets.......................       12.18%       11.76%       10.84%       11.03%       11.34%       11.05%       12.12%
Total risk-based capital to
  risk-adjusted assets.........       10.95%       10.51%       12.08%       12.26%       12.59%       12.30%       13.91%
Tier I leverage ratio..........        6.58%        6.62%        6.75%        6.83%        6.75%        7.04%        6.80%


---------------
(1) Operating adjusted amounts and ratios exclude the after tax effect of acquisition expenses and net security gains/(losses) and, accordingly, are not presented in accordance with Generally Accepted Accounting Principles.

(2) Cash Operating adjusted amounts and ratios exclude the after tax effect of acquisition expenses, net security gains/(losses), and amortization expenses and, accordingly, are not presented in accordance with Generally Accepted Accounting Principles.

(3) Ratios are annualized for the six months ended June 30, 2000 and 2001.

(4) Efficiency Ratio Operating adjusted excludes acquisition expenses and amortization expense and, accordingly, is not presented in accordance with Generally Accepted Accounting Principles.

                                  RISK FACTORS

     You should carefully consider the risks described below before investing in our common stock. If any of the following risks actually occur, our business could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

WE MAY FAIL TO IMPLEMENT OUR ACQUISITIONS SUCCESSFULLY, ACHIEVE SAVINGS AND REALIZE THE OTHER ANTICIPATED BENEFITS FROM THE ACQUISITIONS BECAUSE OF DIFFICULTIES IN INTEGRATING OUR BUSINESS OPERATIONS.

     We recently acquired First Liberty, a bank holding company based in Jermyn, Pennsylvania. We have also entered into a definitive agreement to purchase 36 bank branches in the Finger Lakes and Southwestern regions of New York from FleetBoston, which acquisition we expect to complete in the fourth quarter of 2001. The integration of the acquired companies or branches following an acquisition will be complex and time-consuming and will present us with challenges. As a result, we may not be able to operate the combined company as effectively as we expect. We may also fail to achieve the anticipated potential benefits of the acquisitions as quickly or as cost effectively as we anticipate or may not be able to achieve those benefits at all. Specifically, we will face significant challenges integrating the companies' organizations, procedures and operations in a timely and efficient manner and retaining key personnel. In addition, our management will have to dedicate substantial effort to integrating the acquired companies and branches and, therefore, its focus and resources may be diverted from other strategic opportunities and from operational matters. There may also be undisclosed liabilities that we assume with the acquired business.


SOME OF OUR BORROWERS DO NOT REPAY THEIR LOANS, AND LOSSES FROM LOAN DEFAULTS MAY EXCEED THE RESERVE WE ESTABLISH FOR THAT PURPOSE, WHICH MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.



     Some borrowers do not repay loans that we make to them. This risk is inherent in the banking business. If a significant amount of loans is not repaid, it would have an adverse effect on our earnings and overall financial condition. Like all financial institutions, we maintain a reserve for loan losses to provide for loan defaults and nonperformance. The allowance for loan losses reflects our management's best estimate of probable losses in the loan portfolio at the relevant balance sheet date. This evaluation is primarily based upon a review of our and the banking industry's historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors. However, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, our reserve for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect our earnings.


OUR PROPOSED BRANCH ACQUISITION WILL SIGNIFICANTLY DECREASE OUR TANGIBLE BOOK VALUE.


     In accordance with our agreement with FleetBoston, we have agreed to pay a premium over the book value of the deposits and loans we will acquire in the FleetBoston acquisition. This premium will decrease the tangible book value of our common stock in the approximate amount of $5.31 per share to $9.03 per share as of June 30, 2001, on a pro forma basis after giving effect to this offering and the FleetBoston acquisition. At June 30, 2001, the tangible book value of our common stock was $14.34 per share. See "Pro Forma Consolidated Statement of Financial Condition." While we believe that our common stock trades primarily on the basis of earnings per share and growth in earnings per share, this tangible book value dilution may adversely affect the trading price of our stock as our stock trades, in part, on the basis of our tangible book value per share.


CHANGES IN INTEREST RATES AFFECT OUR PROFITABILITY AND ASSETS.

     Changes in prevailing interest rates may hurt our business. We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

     Changes in market interest rates could reduce the value of our financial assets. Fixed-rate investments, mortgage-backed and related securities and mortgage loans generally decrease in value as interest rates rise. In addition, interest rates affect how much money we can lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease.

     If we are unsuccessful in managing the effects of changes in interest rates, our financial condition and results of operations could suffer.

REGIONAL ECONOMIC FACTORS MAY HAVE AN ADVERSE IMPACT ON OUR BUSINESS.

     Substantially all of our business is with customers in our market areas in New York and Pennsylvania. Most of our customers are individuals and small and medium-sized businesses which are dependent upon the regional economy. Adverse changes in economic and business conditions in our markets could adversely affect our borrowers, their ability to repay their loans and to borrow additional funds or buy financial services and products from us, and consequently our financial condition and performance.

WE FACE STRONG COMPETITION FROM OTHER BANKS AND FINANCIAL INSTITUTIONS WHICH CAN HURT OUR BUSINESS.

     We conduct our banking operations in a number of competitive local markets. In those markets, we compete against commercial banks, savings banks, savings and loans associations, credit unions, mortgage banks, brokerage firms, investment advisory firms, insurance companies and other financial institutions. Many of these entities are larger organizations with significantly greater financial, management and other resources than we have, and they offer the same or similar banking or financial services that we offer in our markets. Moreover, new and existing competitors may expand their business in or into our markets. Increased competition in our markets may result in a reduction in loans, deposits and other sources of our revenues. Ultimately, we may not be able to compete successfully against current and future competitors.

WE DEPEND ON DIVIDENDS FROM OUR BANKING SUBSIDIARY FOR CASH REVENUES, BUT THOSE DIVIDENDS ARE SUBJECT TO RESTRICTIONS.

     Our ability to satisfy our obligations and pay cash dividends to our stockholders is primarily dependent on the earnings of and dividends from the subsidiary bank. However, payment of dividends by the bank subsidiary is limited by dividend restrictions and capital requirements imposed by bank regulations.

     Our ability to pay dividends is also subject to our continued payment of interest that we owe on our subordinated junior debentures. As of the date of this prospectus, we have $79.3 million of subordinated junior debentures outstanding. We have the right to defer payment of interest on the subordinated junior debentures for a period not exceeding 20 quarters. If we defer interest payments on the subordinated junior debentures, we will be prohibited, subject to certain exceptions, from paying cash dividends on our common stock until we pay all deferred interest and resume interest payments on the subordinated junior debentures. See "Dividend Policy."

GOVERNMENT REGULATIONS AND POLICIES IMPOSE LIMITATIONS AND MAY RESULT IN HIGHER OPERATING COSTS AND COMPETITIVE DISADVANTAGES.

     We are subject to extensive federal government supervision and regulation that is intended primarily to protect depositors and the FDIC's Bank Insurance Fund, rather than our stockholders. Existing banking laws subject us to substantial limitations with respect to loans, the purchase of securities, the payment of dividends and many other aspects of our banking business. Some of the banking laws may increase the cost of doing business or otherwise adversely affect us and create competitive advantages for non-bank competitors. There can be no assurance that future legislation or government policy will not adversely affect the banking industry or our operations. Federal economic and monetary policy may affect our ability to attract deposits, make loans and achieve satisfactory interest spreads.


                           FORWARD-LOOKING STATEMENTS



     This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth under "Risk Factors." Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of these words and similar expressions are intended to identify these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RECENT RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements incorporated by reference in this prospectus. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this prospectus. On May 11, 2001, we completed the acquisition of First Liberty through a merger accounted for as a pooling of interests. As a result, we have retroactively restated our historical financial statements to include the financial condition and results of operations of First Liberty. All information below reflects this restatement. The January 26, 2001 acquisition of Citizens National Bank has been accounted for as a purchase. Accordingly, the results of operations of Citizens are included in the information below since the date of acquisition.

FINANCIAL CONDITION

     Our consolidated total assets at June 30, 2001 increased $201.0 million, or 7.6%, to $2.85 billion from $2.65 billion at December 31, 2000. The growth was primarily due to the acquisition of Citizens in January 2001, which increased assets, loans and deposits by $111 million, $59 million, and $88 million, respectively. In addition, to put excess capital from the First Liberty acquisition to profitable use, we increased investment securities during the first six months of 2001 by $135 million (excluding unrealized gains), largely funded with long-term advances from the Federal Home Loan Bank of New York.

     Loans at June 30, 2001 increased $53.2 million to $1.57 billion from $1.52 billion at December 31, 2000. The increase was primarily attributable to the acquisition of the loan portfolio of Citizens as well as increases in commercial loans and consumer real estate loans of $8.5 million and $3.6 million, respectively. We continued to experience success with our "no-closing-cost" residential mortgage program. Overall loan growth was offset by a $17.7 million reduction in installment loans, as the addition of new business was not adequate to offset the repayment of existing loans.

     The ratio of nonperforming assets to total assets was 0.46% at June 30, 2001, compared to 0.33% at December 31, 2000. The primary reason for the increase was a rise in nonperforming assets of $5.0 million, or 82.7%, during the first half of 2001, largely attributable to $3.9 million in delinquent commercial loans of a related group of borrowers and a $0.9 million increase in foreclosed property. The allowance for loan losses as a percent of total loans was 1.33% at June 30, 2001 compared to 1.32% at December 31, 2000. Because of the higher nonperforming loans, the ratio of the allowance to total non-performing loans was 187% at June 30, 2001, a reduction from 271% coverage at December 31, 2000. Our management continually reviews the adequacy of the loan loss reserve based upon internal review of loans and guidelines promulgated by bank regulators.

     Total liabilities at June 30, 2001 increased $168.6 million to $2.6 billion from $2.4 billion at December 31, 2000. Total deposits during the six-month period increased $102.8 million, including $84 million related to Citizens, to $2.05 billion from $1.95 billion at December 31, 2000. Core deposits (accounts held by individuals, partnerships and corporations) increased by $142 million, or 8.2%, while public deposits (largely accounts of local municipalities) decreased by $39 million. To put excess capital from the First Liberty acquisition to profitable use, we increased investment securities during the first six months of 2001 by $135 million (excluding unrealized gains), largely funded with long-term advances from the Federal Home Loan Bank of New York.

     Total shareholders' equity grew by $32.4 million, from $201.8 million at December 31, 2000, to $234.2 million at June 30, 2001. The increase was primarily a result of net earnings of $7.9 million for the six months ended June 30, 2001, the re-issuance of all 648,100 shares of treasury stock and 303,900 shares of new stock in the acquisition of Citizens, and an increase of $4.8 million in unrealized gains on securities available for sale, net of income taxes and reclassification adjustments for gains.

COMPARISON OF OPERATING RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

     General. Net income decreased by $4.9 million, or 38.6%, to $7.9 million for the six months ended June 30, 2001 from $12.8 million for the six months ended June 30, 2000. This decrease was largely due to $5.5 million in one-time acquisition expenses associated with the Citizens and First Liberty transactions. For the same period, cash operating net income, which excludes the after-tax effect of intangible amortization expense (the cost of steadily writing down the premiums paid for acquisitions), one-time acquisition costs, and net securities losses, was $13.1 million, a decrease of $1.1 million, or 8.0%, versus $14.3 million earned in the first half of 2000.


     For the six months ended June 30, 2001, our return on average assets ratio, or ROA, was 0.56%, our return on average equity ratio, or ROE, was 6.95% and our efficiency ratio, which excludes intangible amortization, one-time acquisition expenses, and net securities losses, was 56.5%. For the same period last year, our ROA, ROE, and efficiency ratio were 1.02%, 15.45%, and 54.8%, respectively. On a cash operating earnings basis, our ROA was 0.93% and 1.14% for the first half of 2001 and 2000, respectively. For the same two periods, our cash operating ROE was 11.61% and 17.24%, respectively.


     Net Interest Income. The increase in net interest income for the first half of 2001 was due to an $8.0 million, or 8.7%, increase in interest income, partially offset by a $7.2 million, or 15.3%, increase in interest expense.

     Interest income for the six months ended June 30, 2001 increased $8.0 million, or 8.7%, to $100.1 million from $92.1 million for the same period in 2000. The increase was primarily the result of a 10.6% increase ($248 million) in average earning assets for the first half of 2001, compared to the same period in 2000. Though average loans increased 7.7% ($112 million), loan interest income increased 6.3%. Similarly, while average investments increased 15.3% ($136 million) for the period, interest income from investments increased 13.7%. The resulting lower yields on loans and investments during the first six months of 2001 reflect the significantly lower market interest rates relative to the comparable period in 2000.

     Interest expense for the six months ended June 30, 2001 increased approximately $7.2 million, or 15.3%, to $53.9 million from $46.7 million for the same period in 2000. This increase was primarily due to a $6.3 million increase in interest expense paid on time deposits. Time deposit accounts averaged $1.1 billion for the first half of 2001 at an average cost of 5.88%. This compares to an average balance of $967.4 million at an average cost of 5.40% for the comparable period in 2000.

     In contrast to the average rate on outstanding time deposits, rates on our overall borrowings were more responsive to the falling rate environment, down from a 6.38% average rate for the first half of last year to 5.88% this year. During this period, the inverted treasury yield curve presented us with a unique opportunity to both extend the maturity of our short term borrowing position while lowering the overall interest paid on such funding. Consequently, interest on federal funds purchased and term borrowings rose $923,000, or 6.6%, for the first six months of 2001, while the average outstanding balance increased by 16.0% to $513 million versus $442 million for the comparable 2000 period.

     Due to the asset sensitive nature of our balance sheet, earning asset yields adjusted downward more quickly on loans than the steady but slower rate decrease on consumer deposits, causing compression of our net interest margin. In addition, the substantially steeper and lower-yielding treasury curve affected reinvestment activity within the investment portfolio as new investments were purchased at relatively lower yields. As a result, our net interest margin declined to 3.87% for the six months ended June 30, 2001 from 4.15% for the comparable 2000 period. Because the average balance of earning assets increased, however, our net interest income rose by $844,000 despite the margin compression.

     In a period of declining interest rates, we typically experience a 12-month lag effect in benefiting from lower prevailing rates. During the next 12 months, we have $912 million in certificates of deposit (84% of total certificates of deposit at June 30, 2001) that are scheduled to mature that at June 30, 2001 had a weighted average cost of 5.59%. Based on current market rates of 3.6% to 4.1% for six and twelve month certificates of deposit, we anticipate the rollover of these deposits at these lower rates to result in a significant reduction of interest expense and corresponding increase in the net interest margin.

     Provision for Loan Losses. For the six months ended June 30, 2001, the provision for loan losses amounted to $2.7 million, a decrease of $535,000, or 16.3%, compared to $3.3 million for the same period in 2000. This decrease reflects a higher than normal provision in the second quarter of 2000 due to the identification of probable losses that were recognized later that year. Net charge-offs for the first six months of 2001 were $2.8 million, or 0.36% of average loans, compared to $1.8 million, or 0.25% of average loans, for the comparable period in 2000. Net charge-offs for full-year 2000 were $6.2 million or 0.42% of average loans outstanding.


     Other Income. Other income increased approximately $2.1 million, or 20.0%, to $12.5 million for the six-month period ended June 30, 2001 compared to $10.4 million for the six-month period ended June 30, 2000. The improvement was primarily attributable to financial services revenues, which increased $1.4 million, or 30.6%, to $6.0 million during the first six months of 2001, compared to $4.6 million in the comparable period in 2000. The bulk of the increase reflects a full six-months' contribution of Elias Asset Management, which was acquired in April 2000. In addition, service charges, commissions and overdraft fees rose $737,000, or 14.9%, to $5.7 million for the first half of 2001 from $4.9 million for the same period last year. The contribution of Citizens beginning in late January 2001, the impact of an increase in fees charged for overdrafts in May 2001 in our New York market, and an overall increase in late 2000 in fees charged in First Liberty's market, are the primary causes of the higher general banking fees. The ratio of noninterest income to operating income increased 2.3 percentage points to 20.3%, when compared to the first six months of 2000.

     Other Expenses. Other expenses increased approximately $10.1 million, or 29.1%, to $44.7 million for the six months ended June 30, 2001 as compared to $34.6 million for the same period in 2000. The most significant increase in other expenses was for one-time acquisition expenses of $5.5 million related to the Citizens and First Liberty acquisitions. These nonrecurring costs primarily consist of consulting fees, severance and write-downs of obsolete software. In addition to these readily identifiable acquisition expenses, there were a variety of miscellaneous start-up costs, including overtime, temporary help, and supplies, as well as adjustments to pension expense. These expenses related to Citizens and First Liberty, which approximate $280,000, along with the larger one-time costs related to Citizens and First Liberty, are not expected to recur in future periods.

     Because our acquisitions of Citizens and Elias Asset Management were accounted for under the purchase accounting method, our financial statements and results were not retroactively restated for the periods prior to their respective dates of acquisition. Therefore, the overhead expense of the former Citizens branches is included for five months of 2001 (versus none for 2000), and the overhead expense of Elias Asset Management is included for the full first two quarters of 2001 (versus only one quarter of 2000). These expenses account for $1.4 million of the increase for the first six months of 2001.

     The Citizens and Elias Asset Management acquisitions also resulted in goodwill amortization of $379,000 and $218,000 of their respective purchase premiums for the six months ended June 30, 2001 compared to no amortization expense and $77,000, respectively, for the same period in 2000. Based on the new Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", this goodwill amortization is expected to be eliminated in future periods beginning in 2002. In addition, $770,000 in quarterly amortization of goodwill related to our other acquisitions will be eliminated under the new standard, with $432,000 per quarter in deposit intangible amortization remaining. Approximately $890,000 per quarter in 2002 in deposit intangible amortization is projected for the proposed FleetBoston branch acquisition.

     We acquired First Liberty on May 11, 2001, and their other expenses are included for the full six months of 2001. Their first quarter 2001 operating expense (excluding one-time costs) was $3.5 million. Due to reductions in staff which occurred at acquisition date, approximately $465,000 in recurring quarterly costs was eliminated in the second quarter. Another $335,000 is projected to be reduced in the third quarter. In total, annualized expense savings of approximately $3.2 million are anticipated as a result of staffing the First Liberty branches according to the more efficient Community Bank model and having Community Bank's operations and administrative centers in Olean, Canton, and DeWitt, New York process First Liberty's back office work, previously performed in Scranton, Pennsylvania.

     Excluding the aforementioned non-recurring expenses, higher intangible amortization, and the timing impact of the way our Elias Asset Management and Citizens acquisitions were accounted for, other expenses would have increased $2.2 million, or 6.8%, during the first six months of 2001 versus the comparable prior year period.

     Income Taxes. Applicable income taxes decreased $1.7 million for the six months ended June 30, 2001 as compared to the same period in 2000. The decrease resulted from lower pre-tax earnings.

                              RECENT DEVELOPMENTS

PENDING FLEETBOSTON BRANCH ACQUISITION

     On June 7, 2001, we entered into a definitive agreement with FleetBoston to acquire certain loans and assets, and assume certain deposits, related to 36 FleetBoston branches located in the Southwestern and Finger Lakes regions of New York State. Under this agreement, we will acquire the facilities and equipment, including 20 ATMs, as well as real estate and leases, associated with the operation of these branches. The transaction is subject to pending regulatory approvals and certain other conditions, and is expected to close early in the fourth quarter of 2001.

     We view this acquisition as a unique opportunity to augment our branch network in our existing market areas, as well as to expand our services and market area into contiguous markets in the Southwestern and Finger Lakes regions of New York State. The acquisition of the branches provides us the opportunity to increase our business substantially, without significantly increasing overhead or operating costs. Based on total deposits as of June 30, 2000 (the last date for which market share information on deposits is publicly available), we expect the FleetBoston acquisition to increase our total deposits in the Southwestern region of New York by $298 million and our deposit market share in that market from 2.0% to 3.7%, and to increase our total deposits in the Finger Lakes region of New York by $212 million and our deposit market share in that market from 3.3% to 4.8%. We believe that this transaction will provide us with the benefits of acquiring a "whole-bank franchise" in the market area, without the normal whole-bank acquisition costs and risks associated with the integration of senior-level management.


     At March 31, 2001, loans to be acquired under the agreement with FleetBoston were approximately $243 million and deposits to be assumed were approximately $484 million. Both amounts are subject to adjustments due to run-off or growth of deposits and loans occurring in the ordinary course of business prior to the closing date, and to adjustments in the loan amount based on loan size limits and credit quality standards under the agreement. As of September 30, 2001, FleetBoston loans to be acquired by us were approximately $181 million and FleetBoston deposits to be acquired were approximately $479 million.


TRUST PREFERRED SECURITIES OFFERINGS

     On July 16, 2001, we formed a wholly-owned subsidiary, Community Capital Trust II, as a Delaware business trust. The trust issued $25 million of 30-year floating rate capital securities. We have unconditionally guaranteed all of the trust's obligations under the capital securities. We borrowed the proceeds of the capital securities from the trust by issuing to the trust subordinated junior debentures having substantially similar terms. These debentures are the sole assets of the trust. The capital securities mature in year 2031 and are treated as Tier 1 capital by the Federal Reserve. The capital securities are a pooled trust preferred fund of MM Community Funding I, Ltd., and the interest rate is tied to the six-month LIBOR plus 3.75% with a five year call provision. This rate adjusts semiannually. The current coupon yield is 7.57% for the six-month period ending January 15, 2002.

     On July 31, 2001, we formed a wholly-owned subsidiary, Community Statutory Trust III, as a Connecticut business trust. The trust issued $24.45 million of 30-year floating rate capital securities. We have unconditionally guaranteed all of the trust's obligations under the capital securities. We borrowed the proceeds of the capital securities from the trust by issuing to the trust subordinated junior debentures having substantially similar terms. These debentures are the sole assets of the trust. The capital securities mature in year 2031 and are treated as Tier 1 capital by the Federal Reserve. The capital securities are a pooled trust preferred fund of First Tennessee/KBW Pooled Trust Preferred Deal III, and the interest rate is tied to the three-month LIBOR plus 3.58% with a five year call provision. This rate adjusts quarterly. The current coupon yield is 7.29% for the three-month period ending October 31, 2001.

     We are using the proceeds of these offerings to provide additional capital to support the FleetBoston acquisition.


RECENT FINANCIAL CONDITION AND RESULTS OF OPERATIONS



  Selected Financial and Other Data



     The following tables set forth historical and other data at the dates and for the periods indicated. Financial data as of September 30, 2001, and for the three and nine months ended September 2001 and 2000, is unaudited. The historical information below has been restated retroactively for all periods presented, pursuant to the pooling-of-interests accounting method of accounting, to reflect our May 11, 2001 merger with First Liberty. In our opinion, the information below includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation. The interim results for the three and nine months ended September 30, 2001 are not necessarily indicative of results to be expected for the year ending December 31, 2001 or any other period.

                      CONSOLIDATED CONDENSED BALANCE SHEET



                                                                SEP 30,        DEC 31,
                                                                 2001           2000
                                                              -----------    -----------
                                                              (IN THOUSANDS OF DOLLARS)
ASSETS
Cash and due from banks.....................................  $   85,579     $   76,456
Investment securities.......................................   1,050,856        929,581
Loans, net of unearned discount.............................   1,564,806      1,515,877
Reserve for loan losses.....................................     (21,083)       (20,035)
Premises and equipment......................................      44,170         40,941
Intangible assets, net......................................      66,996         55,234
Other assets................................................      53,026         52,619
                                                              ----------     ----------
Total Assets................................................  $2,844,350     $2,650,673
                                                              ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
  Noninterest bearing.......................................  $  350,621     $  316,162
  Interest bearing..........................................   1,737,485      1,632,395
                                                              ----------     ----------
Total Deposits..............................................   2,088,106      1,948,557
Federal funds purchased.....................................      41,100         48,730
Borrowings..................................................     338,100        391,100
Company obligated mandatorily redeemable preferred
  securities of subsidiary holding solely junior
  subordinated debentures of the Company....................      77,805         29,824
Accrued interest and other liabilities......................      48,553         30,671
                                                              ----------     ----------
Total Liabilities...........................................   2,593,664      2,448,882
                                                              ----------     ----------
Shareholders' equity
  Common stock..............................................      11,579         11,208
  Surplus...................................................      46,596         37,711
  Undivided profits.........................................     169,127        163,917
  Accumulated other comprehensive income....................      23,748          5,966
  Treasury stock............................................           0        (17,006)
  Shares issued under employee stock plan -- unearned.......        (363)            (5)
                                                              ----------     ----------
Total Shareholders' Equity..................................     250,686        201,791
                                                              ----------     ----------
Total Liabilities and Shareholders' Equity..................  $2,844,350     $2,650,673
                                                              ==========     ==========

                   CONSOLIDATED CONDENSED STATEMENT OF INCOME



                                                 THREE MONTHS ENDED         NINE MONTHS ENDED
                                             ---------------------------   -------------------
                                             SEP 30,   JUN 30,   SEP 30,   SEP 30,    SEP 30,
                                              2001      2001      2000       2001       2000
                                             -------   -------   -------   --------   --------
                                             (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Interest income............................  $48,591   $50,110   $48,094   $148,682   $140,242
Interest expense...........................   24,783    27,057    25,756     78,654     72,460
                                             -------   -------   -------   --------   --------
Net interest income........................   23,809    23,054    22,338     70,029     67,782
Provision for possible loan losses.........    1,579     1,415     2,308      4,320      5,584
                                             -------   -------   -------   --------   --------
Net interest income after provision for
  loan losses..............................   22,229    21,639    20,030     65,708     62,198
Noninterest income.........................    6,971     6,630     6,523     19,627     17,118
Security gains/(losses)....................       29      (138)        0       (100)      (160)
Noninterest expense........................   18,198    18,602    16,465     54,432     48,825
Amortization expense.......................    1,541     1,541     1,259      4,542      3,610
Acquisition expense........................      631     4,636         0      6,117          0
                                             -------   -------   -------   --------   --------
Income before income taxes.................    8,858     3,351     8,829     20,144     26,721
Provision for income taxes.................    2,416     1,241     2,529      5,842      7,628
  Net income...............................  $ 6,443   $ 2,110   $ 6,300   $ 14,302   $ 19,093
                                             =======   =======   =======   ========   ========
  Net income -- Operating(1)...............  $ 6,801   $ 4,949   $ 6,300   $ 18,000   $ 19,093
  Net income -- Cash Operating(2)..........  $ 7,808   $ 5,957   $ 7,046   $ 20,945   $ 21,231
Net income (diluted) per share.............  $  0.55   $  0.18   $  0.59   $   1.23   $   1.78
Selected Performance Ratios(3) :
Return on average total assets.............     0.90%     0.29%     0.99%      0.67%      1.01%
Return on average total
  assets -- Operating(1)...................     0.95%     0.68%     0.99%      0.85%      1.01%
Return on average total assets -- Cash
  Operating(2).............................     1.09%     0.82%     1.11%      0.99%      1.13%
Return on average common shareholders'
  equity...................................    10.73%     3.65%    14.68%      8.30%     15.17%
Return on average common shareholders'
  equity -- Operating (1)..................    11.33%     8.56%    14.68%     10.44%     15.17%
Return on average common shareholders'
  equity -- Cash Operating(2)..............    13.01%    10.30%    16.42%     12.15%     16.86%
Net interest margin (taxable equivalent
  basis)...................................     3.94%     3.78%     3.94%      3.88%      4.07%
Noninterest income to operating income.....    21.31%    21.06%    21.52%     20.68%     19.18%
Efficiency ratio...........................    62.21%    79.08%    58.48%     68.65%     58.86%
Efficiency ratio -- Operating(4)...........    55.61%    59.08%    54.30%     57.32%     54.68%
Asset Quality Ratios:
Nonperforming loans to total loans.........     0.54%     0.71%     0.51%      0.54%      0.51%
Allowance for loan losses to loans.........     1.35%     1.33%     1.34%      1.35%      1.34%
Allowance for loan losses to nonperforming
  loans....................................   247.49%   187.15%   264.99%    247.49%    264.99%
Net charge-offs (recoveries) to average
  total loans..............................     0.33%     0.39%     0.58%      0.35%      0.37%


---------------

(1)Operating adjusted amounts and ratios exclude the after tax effect of acquisition expenses and net security gains/(losses) and, accordingly, are not presented in accordance with Generally Accepted Accounting Principles.

(2)Cash Operating adjusted amounts and ratios exclude the after tax effect of acquisition expenses, net security gains/(losses), and amortization expenses and, accordingly, are not presented in accordance with Generally Accepted Accounting Principles.



(3)Ratios are annualized for the three months ended June 30, 2001 and for the three and nine months ended September 30, 2000 and 2001.



(4)Efficiency Ratio Operating adjusted excludes acquisition expenses and amortization expense and, accordingly, is not presented in accordance with Generally Accepted Accounting Principles.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RECENT DEVELOPMENTS



  Results of Operations



     Net income for third quarter 2001 was $6.4 million, an increase of $142,000 or 2.3% from the same period last year. Earnings per share (diluted) for the quarter were $0.55, down $0.04 or 7.1% from third quarter 2000, reflective of a greater number of shares outstanding due to the January 26, 2001 acquisition of Citizens. For the first nine months of 2001, net income was $14.3 million, a decrease of 25% from the comparable period in the prior year, while earnings per share (diluted) were $1.23, a 31% decrease over the same period in 2000.



     Results of operations for the three and nine months ended September 30, 2001 include $602,000 and $6.2 million, respectively, in net one-time acquisition expenses and related securities gains/losses associated with our May 11, 2001 merger with First Liberty and our planned acquisition of FleetBoston branches scheduled to close in fourth quarter 2001. When these nonrecurring expenses are excluded, operating earnings for third quarter 2001 were $6.8 million, an increase of 7.9% from the same period last year, while per share (diluted) results were $0.58, down $0.01 or 1.19%, over the same periods. Compared to second quarter 2001, operating earnings and earnings per share were each up 37% in the three months ended September 30, 2001. For the first nine months of 2001, operating earnings were $18.0 million and $1.55 per share, reductions of 5.7% and 13.1%, respectively, over the comparable period in 2000.



     Cash operating earnings for third quarter 2001 were $7.8 million, an increase of 10.8% from the same period last year. This performance measure excludes intangible amortization expense, which is a non-cash expenditure, as well as net one-time acquisition costs and related securities gains/losses. Cash operating earnings per share (diluted) for the quarter ended September 30, 2001 were $0.67, as compared to $0.66 for the same quarter in 2000. Compared to second quarter 2001, cash operating earnings and cash operating earnings per share (diluted) were up 31% each in the third quarter of 2001. For the first nine months, cash operating earnings were $20.9 million, down 1.3% from the comparable period in 2000, while cash operating earnings per share (diluted) were $1.80, a decrease of 9.1% from the comparable prior year period.



     Net interest income for third quarter 2001 rose by 6.6% over the same period last year to $23.8 million, an increase of $755,000 over second quarter 2001, the largest linked quarter increase in two years. This improvement reflects restoration of the net interest margin to the third quarter 2000 level of 3.94%, reversing a steady decrease since then. The rise in net interest margin was caused by an accelerated decrease in our cost of funds due to downward deposit repricing consistent with lower financial market interest rates. For the first nine months of the year, net interest income rose by 3.3% over the first nine months of 2000 to $70.0 million, with the net interest margin averaging 3.88% versus 4.07% in the prior year.



     Noninterest income (excluding securities transactions) for the quarter ended September 30, 2001 exceeded third quarter 2000 and second quarter 2001 levels by 6.9% and 5.1%, respectively, rising to $7.0 million. This improvement reflects higher revenues from the sale of financial services products, with the bulk of the increase compared to second quarter 2001 due to the annual dividend from our creditor life insurance program through the New York State Bankers Association. The ratio of noninterest income to operating income in the three months ended September 30, 2001 was 21.3%, up slightly from the three months ended June 30, 2001. For the first nine months of this year, other income climbed 14.7% or $2.5 million over the same period in 2000 to $19.6 million, particularly reflective of the April 3, 2000 acquisition of Elias Asset Management, growth in pension administration and broker-dealer fees, and higher service charge and deposit fees.

     Excluding intangible amortization and acquisition expenses related to First Liberty and the planned FleetBoston branch acquisition, overhead in the third quarter of this year was down by $404,000 or 2.2% from second quarter 2001 to $18.2 million. The bulk of this decrease reflects the additional impact of the First Liberty cost reductions implemented in mid-second quarter. Our efficiency ratio, excluding intangible amortization, net securities gains/losses, and one-time acquisition-related expenses, decreased 3.5 percentage points from the second quarter to 55.6%, moving back toward the 54.3% level of one year ago. Besides lower expenses, the efficiency ratio improved because of increased noninterest income and better margins, which caused operating income (full tax-equivalent) to rise by 3.9% to $32.7 million. For the first nine months of the year, the efficiency ratio was 57.3%, 2.6 percentage points higher than in the same period in 2000. This increase reflects growth in operating income (full tax-equivalent) of 6.4% to $94.9 million versus an 11.5% increase in noninterest expense, excluding intangible amortization and acquisition costs, to $54.4 million.



     Loan loss provision expense for third quarter 2001 decreased $729,000 or 32% from the same period last year to $1.6 million, mirroring a 40% decrease in net charge-offs. Compared to second quarter 2001, the provision rose $164,000 or 12%, increasing the loan loss reserve to a level sufficient to absorb the probable losses within the portfolio at September 30, 2001. Net charge-offs for the third quarter were $1.3 million, a 16% reduction from the second quarter level. For the first nine months of 2001, loan loss provision expense decreased $1.3 million or 23% to $4.3 million. Net charge-offs as a percent of average loans outstanding were 0.35% and 0.37% for the nine months ended September 30, 2001 and 2000, respectively.



     Provision for income taxes for third quarter 2001 versus the same quarter last year decreased $113,000 compared to a $29,000 increase in income before tax over the same periods. This reflects an adjustment in the third quarter tax rate such that the year-to-date effective rate was reduced to 29.0% from the 30.4% rate through June 30, 2001. The reduction was caused by continued implementation of various tax strategies, principally increased purchases of tax-exempt municipal investments. For the nine months ended September 30, 2001, provision for taxes decreased $1.8 million or 23% from the comparable prior year period, while income before tax was lower by $6.6 million or 25%. The effective tax rate for the same 2000 period was 28.6%.



  Financial Condition



     Earning assets at September 30, 2001 were $2.6 billion, a decrease of 1.8% from June 30, 2001. Our investment portfolio, which comprises 39% of earning assets, decreased $43 million during the quarter to $1.0 billion. This reduction occurred largely because we did not immediately replace $38 million in investment sales late in the quarter, the gain from which was used to offset the penalty to prepay $95 million in term borrowings in anticipation of the FleetBoston branch deposits. Compared to December 31, 2000, earning assets rose $170 million or 7.0% while investments increased $121 million or 13.0% at September 30, 2001. Our acquisition of Citizens accounts for approximately $104 million and $46 million, respectively, of these increases.



     Influenced by the softening economy, loans decreased $4.1 million or 0.3% during third quarter 2001 to $1.6 billion at September 30, 2001. The primary reasons for the decrease are a slowing in commercial loan demand (outstandings lower by $6.5 million), partially due to seasonal reduction in automobile floor plan financing, and run-off of residential portfolio mortgages ($5.6 million lower). Consumer installment loans rose $8.0 million during three month ended September 30, 2001 because of growth in direct loans and elimination of run-off in indirect loans that had been occurring since September 30, 2000. Over the first nine months of 2000, total loans have risen $49 million or 3.2%, including $54 million related to the Citizens acquisition in January 2001.



     Nonperforming loans were reduced by $2.6 million during the third quarter of 2001 to $8.5 million, reflective of $3.9 million in related commercial loans that had been 90 days delinquent being brought more current. Compared to year-end 2000, nonperforming loans were $1.1 million or 15% higher at September 30, 2001. The nonperforming loan/outstandings ratio at September 30, 2001 improved 17 basis points from the mid-year level to .54%, though the ratio remained five basis points higher than at December 30, 2000. The allowance for loan losses was $21.1 million at September 30, 2001, up 5.2% from December 30, 2000. The ratio of allowance for loan losses to nonperforming loans was 2.47 times based on a 1.35% ratio to loans outstanding as of September 30, 2001. Both ratios improved during the quarter ended September 30, 2001. At December 31, 2000, the loan loss allowance was 1.32% of outstanding loans while the allowance equaled
2.71 times nonperforming loans.



     Mortgage loans originated and sold in the secondary market increased for the fourth straight quarter to $14.6 million as the refinancing pace quickened. Sales for the nine months ended September 30, 2001 were $32.1 million compared to $9.5 million for all of 2000, with mortgage banking and servicing fees increasing 44%. The serviced loan portfolio stood at $113 million as of September 30, 2001, up 25% from one year earlier.



     Deposits rose $37 million or 1.8% during third quarter 2001 to $2.1 billion. Deposits of individuals, partnerships and corporations, generally considered a bank's core deposits, were up 2.5% while public fund deposits decreased 2.1% during the quarter. Compared to December 31, 2000, deposits rose $140 million or 7.2% at September 30, 2001, with approximately $86 million of this increase contributed by our acquisition of Citizens. Total borrowings were reduced by $71 million during the quarter to $458 million, which included the addition of approximately $50 million in floating rate trust preferred securities in July 2001 to finance the anticipated FleetBoston acquisition. Borrowings at the end of third quarter 2001 were down $13 million or 2.7% compared to December 31, 2000.



     Shareholders' equity rose $16.5 million during third quarter 2001 to $250.7 million as a result of earnings, net of dividends paid, and a $12.9 million increase in other comprehensive income. The latter reflects the positive impact of the current falling rate environment on the unrealized gain, net of taxes, on securities held for sale, which essentially represents our entire investment portfolio. Compared to December 31, 2000, shareholders' equity has risen 24% or $49 million, $18 million of which reflects higher comprehensive income. In addition to earnings, net of dividends paid, approximately $25 million in common stock was issued in the Citizens acquisition.

            PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                                 JUNE 30, 2001


     The table below contains our unaudited pro forma consolidated financial condition, assuming that this offering, the trust preferred securities offerings and the FleetBoston branch acquisition were all completed on June 30, 2001. The information contained in the table should be read in conjunction with the audited financial statements and notes included in our Current Report on Form 8-K dated August 31, 2001, as amended, and the unaudited financial statements and notes included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, which are incorporated by reference in this prospectus. This information has been prepared by us, is unaudited and may not be indicative of actual results.



                                                     TRUST PREFERRED      COMMON
                                           CBSI        SECURITIES         STOCK       FLEETBOSTON BRANCH      CBSI
                                        HISTORICAL    OFFERINGS(1)     OFFERING(2)    ACQUISITION(3)(4)    PRO FORMA
                                        ----------   ---------------   ------------   ------------------   ----------
                                                                   (DOLLARS IN THOUSANDS)
ASSETS
  Cash and due from banks.............  $   65,264                                        $   7,732        $   72,996
  Investment securities...............   1,072,149       $47,953         $31,250             48,648         1,200,000
  Loans, net of unearned discount.....   1,569,076                                          242,761         1,811,837
  Reserve for possible loan losses....     (20,860)                                          (3,950)          (24,810)
  Premises and equipment..............      43,020                                            7,776            50,796
  Intangible assets, net..............      68,552                                           81,806           150,358
  Other assets........................      54,488         1,497                              3,600            59,585
                                        ----------       -------         -------          ---------        ----------
TOTAL ASSETS..........................  $2,851,689       $49,450         $31,250          $ 388,373        $3,320,762
                                        ==========       =======         =======          =========        ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Deposits:
    Noninterest bearing...............  $  322,056                                        $  69,426        $  391,482
    Interest bearing..................   1,729,329                                          414,151         2,143,480
                                        ----------                                        ---------        ----------
  Total Deposits......................   2,051,385                                          483,577         2,534,962
  Federal funds purchased.............      25,500                                                             25,500
  Borrowings..........................     473,100                                        $ (98,804)          374,296
  Company obligated mandatorily
    redeemable preferred securities of
    subsidiary holding solely junior
    subordinated debentures of the
    Company...........................      29,827       $49,450                                               79,277
  Accrued interest and other
    liabilities.......................      37,706                                            3,600            41,306
                                        ----------       -------         -------          ---------        ----------
TOTAL LIABILITIES.....................   2,617,518        49,450              --            388,373         3,055,341
                                        ----------       -------         -------          ---------        ----------
Shareholders' equity
  Common stock........................      11,548                         1,200                               12,748
  Surplus.............................      46,270                        30,050                               76,320
  Undivided profits...................     165,808                                                            165,808
  Accumulated other comprehensive
    income............................      10,781                                                             10,781
  Shares issued under employee stock
    plan -- unearned..................        (236)                                                              (236)
                                        ----------                       -------                           ----------
TOTAL SHAREHOLDERS' EQUITY............     234,171                        31,250                              265,421
                                        ----------       -------         -------          ---------        ----------
TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY..............................  $2,851,689       $49,450         $31,250          $ 388,373        $3,320,762
                                        ==========       =======         =======          =========        ==========


---------------

(1)Reflects net proceeds from two trust preferred offerings that closed in July 2001. Investable funds increase pro forma investments by $48 million.



(2)Reflects net proceeds from the sale of common stock in this offering.

(3)Reflects FleetBoston branch acquisition, including $81,806 excess of purchase price over the fair value of net assets acquired. All information is as of March 31, 2001. Pro forma borrowings are reduced by $99 million from funds available for investment from deposits assumed from FleetBoston, net of loans and other assets acquired. The remaining investable funds increase pro forma investments by approximately $49 million.



(4)The actual amounts of loans to be acquired, and deposits to be assumed, under the agreement with FleetBoston are subject to certain adjustments contemplated by the agreement. See "Recent Developments -- Pending FleetBoston Branch Acquisition." As of September 30, 2001, FleetBoston loans to be acquired by us were approximately $181 million and FleetBoston deposits to be assumed by us were approximately $479 million. As a result of the additional intangible asset created by the FleetBoston acquisition, proforma tangible book value per share will decrease to $9.03 from $14.34 as of June 30, 2001.

                                 CAPITALIZATION

     The following table provides (i) our capitalization as of June 30, 2001,
(ii) our capitalization as adjusted to give effect to this offering and the sale of trust preferred securities by our wholly-owned statutory business trusts in July 2001, (iii) our capitalization on a pro forma basis to give effect to the proposed acquisition of 36 bank branches from FleetBoston, and (iv) our actual and pro forma capital ratios.

                                                                      AS OF JUNE 30, 2001
                                                      ---------------------------------------------------
                                                                                 AS ADJUSTED
                                                                    -------------------------------------
                                                                                     SECURITIES OFFERINGS
                                                         CBSI        SECURITIES           AND BRANCH
                                                      HISTORICAL    OFFERINGS(1)        ACQUISITION(2)
                                                      ----------    -------------    --------------------
                                                                    (DOLLARS IN THOUSANDS)
Company obligated mandatorily redeemable preferred
  securities of subsidiary holding solely junior
  subordinated debentures of the Company............   $ 29,827       $ 79,277             $ 79,277

SHAREHOLDERS' EQUITY
Common stock, no par $1.00 stated value; 20,000,000
  shares authorized; 11,548,381 shares outstanding
  (historical)......................................     11,548         12,748               12,748
Surplus.............................................     46,270         76,320               76,320
Undivided profits...................................    165,808        165,808              165,808
Accumulated other comprehensive income..............     10,781         10,781               10,781
Shares issued under employee stock
  plan -- unearned..................................       (236)          (236)                (236)
                                                       --------       --------             --------
Total Shareholders' Equity..........................    234,171        265,421              265,421
                                                       --------       --------             --------
Total Capitalization................................   $263,998       $344,698             $344,698
                                                       ========       ========             ========

COMPANY CAPITAL RATIOS(3):
  Tier 1 risk-based capital ratio...................      11.20%         16.08%                9.81%
  Total risk-based capital ratio....................      12.45%         17.33%               11.06%
  Leverage ratio....................................       6.58%          9.27%                5.75%

---------------
(1) Assumes the sale of approximately $33.6 million of common stock, less underwriting discounts and commissions of approximately $2.0 million and estimated expenses related to the offering of approximately $350,000, and completion of the trust preferred securities offerings.

(2) Reflects the sale of trust preferred securities in July 2001, and assumes the sale of common stock and consummation of the FleetBoston branch acquisition.

(3) The capital ratios, as adjusted, are computed including the total estimated net proceeds from the sale of the common stock, in a manner consistent with regulatory guidelines.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 1,200,000 shares of common stock that we are offering at an assumed public offering price of $28.00 per share will be approximately $31.2 million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be approximately $36.0 million.


     The primary purpose of this offering is to raise additional capital to support our continued growth. As discussed in detail below, we are offering our common stock also in part to enable Community Bank System and Community Bank to remain in the highest category of capital adequacy for federal bank regulatory purposes and to generally strengthen our capital position and ratios. We expect to contribute the net proceeds of this offering to Community Bank to be used for general corporate purposes.

     We are subject to risk-based capital requirements and guidelines imposed by the Federal Reserve, and Community Bank is subject to similar requirements and guidelines adopted by the OCC and the FDIC. These guidelines are intended to make regulatory capital requirements more sensitive to differences in risk profiles among banking organizations and to account for off-balance sheet exposures in assessing capital adequacy. Classifications under these guidelines are based on two categories of capital ratios: first, ratios of capital to risk-weighted assets and certain other activities; second, a leverage ratio of capital to total assets. For these purposes, capital is divided into two tiers (Tier I and Tier II) according to the nature of the investment in the institution, and the regulations establish standards governing the mix of capital between the two tiers for the purpose of the calculating the ratios.



     The Federal Deposit Insurance Act established the following five capital categories for financial institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. The implementing regulations adopted by the OCC and the Federal Reserve under this Act provide that an institution is deemed to be well capitalized if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier I risk-based ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and is not subject to an order or written directive to meet and maintain a specific level of any capital measure. An adequately capitalized institution is defined as one that has a total-risk based capital ratio of 8.0% or greater, a Tier I risk-based ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater (or 3.0% or greater in some cases).



     Both Community Bank System and Community Bank are currently well capitalized under these regulatory guidelines. However, unless we complete this offering, we anticipate that our acquisition of the FleetBoston branches would cause Community Bank System and Community Bank to drop to the adequately capitalized category. We believe that a change in our capital classification would have a number of ramifications on our business:



     First, federal regulations impose progressively more restrictive constraints on, and more stringent regulatory oversight over, our operation, management and capital distributions, depending on our capital category.



     Second, the FDIC has established a risk-related deposit insurance assessment system, under which each institution's insurance assessment rate is based partly on the institution's capital category. Accordingly, our FDIC insurance assessment rate may increase if our capital category falls to a lower tier.



     Third, ratings agencies such as Fitch and Standard & Poor's assign their ratings on our senior debt partially based upon our capital category. A lower capital category may result in lower ratings for our senior debt, which in turn could increase the cost of our future borrowings.



     Finally, investment policies of some of our customers may limit or prohibit deposits with financial institutions that do not fall within the well capitalized classification. Our ability to retain and attract deposits from those customers would be adversely affected if our capital category fell to lower than well capitalized.

            PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

     Our common stock is traded on the New York Stock Exchange under the symbol CBU. The following table sets forth for the periods indicated the high and low sale prices for our common stock, as reported on the New York Stock Exchange, and the dividends declared per share on our common stock.


                                                                                CASH
                                                                              DIVIDENDS
                                                                              DECLARED
                                                           HIGH      LOW      PER SHARE
                                                          ------    ------    ---------
YEAR ENDING DECEMBER 31, 2001
  Fourth Quarter (through October 23, 2001).............  $27.80    $25.20         --
  Third Quarter.........................................   29.84     24.75      $0.27
  Second Quarter........................................   28.94     26.50       0.27
  First Quarter.........................................   29.66     25.16       0.27

YEAR ENDED DECEMBER 31, 2000
  Fourth Quarter........................................  $25.91    $22.00      $0.27
  Third Quarter.........................................   26.25     21.88       0.27
  Second Quarter........................................   24.38     21.88       0.25
  First Quarter.........................................   23.50     20.00       0.25

YEAR ENDED DECEMBER 31, 1999
  Fourth Quarter........................................  $27.25    $22.69      $0.25
  Third Quarter.........................................   29.00     24.38       0.25
  Second Quarter........................................   30.44     22.63       0.23
  First Quarter.........................................   33.63     23.69       0.23



     On October 23, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $25.50. As of October 23, 2001, there were 11,586,962 shares of our common stock outstanding, held by approximately 2,983 holders of record.


                                DIVIDEND POLICY

     We have historically paid regular quarterly cash dividends on our common stock, and our board of directors presently intends to continue the payment of regular quarterly cash dividends, subject to the need for those funds for debt service and other purposes. However, because substantially all of the funds available for the payment of dividends are derived from Community Bank, future dividends will depend upon the earnings of Community Bank, its financial condition and its need for funds.

     Moreover, there are a number of federal banking policies and regulations that would restrict our ability to pay dividends. In particular, because Community Bank is a depository institution whose deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC. Also, as a national bank, Community Bank is subject to OCC regulations which impose certain minimum capital requirements that would affect the amount of cash available for distribution to us. Lastly, under Federal Reserve policy, we are required to maintain adequate regulatory capital, are expected to serve as a source of financial strength to Community Bank and to commit resources to support Community Bank. These policies and regulations may have the effect of reducing the amount of dividends that we can declare to our stockholders.

                                  UNDERWRITING

     Janney Montgomery Scott LLC, Advest, Inc. and Raymond James & Associates, Inc. are the representatives of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock set forth opposite the name of the underwriters at the public offering price less the underwriting discount on the cover page of the prospectus.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
Janney Montgomery Scott LLC.................................
Advest, Inc.................................................
Raymond James & Associates, Inc. ...........................
                                                              ---------
          Total.............................................  1,200,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock that are being offered are subject to approval of legal matters by counsel and to other conditions. Each underwriter is obligated to purchase all of the shares being offered (other than those covered by the over-allotment option described below) if it purchases any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $     per share. The underwriters may allow, and the
dealers may reallow, a concession not in excess of $     per share on sales to
other dealers. After the public offering, the offering price and other selling terms may be changed by the underwriters.

     We have granted to the underwriters an option, exercisable for up to 30 days after the date of the Registration Statement, to purchase up to an additional 180,000 shares of common stock at the public offering price set forth on the cover page less underwriting discounts and commissions. To the extent that the underwriters exercise this option, we will be obligated to sell that amount of shares of common stock to the underwriters. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If purchased, the underwriters will offer the additional shares of common stock on the same terms as those on which the 1,200,000 shares of common stock are being offered.

     The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares:

                                                      NO EXERCISE    FULL EXERCISE
                                                      -----------    -------------
Per share underwriting discounts and commissions....     $               $
Total underwriting discounts and commissions
  to be paid by us..................................     $               $

     We estimate that the total expenses of the offering, excluding the underwriting discount and commissions, will be approximately $350,000. Expenses of the offering, excluding underwriting discount and commissions, include the SEC filing fee, printing expenses, transfer agent and registration fees, listing fees, professional fees and other miscellaneous fees.

     In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of shares of common stock in excess of the number of shares of common stock to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of bids or purchases of shares of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. The imposition of a penalty bid may have an effect on the price of the common stock to the extent that it may discourage resales of the common stock.

     Any of these transactions may cause the price of the common stock to be higher than it would otherwise be in the absence of the transactions. These transactions, if commenced, may be discontinued at any time.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     We have agreed not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 180 days after the date of this prospectus without the prior consent of the representatives of the underwriters. This agreement does not apply to any existing employee benefit plans and issuance of our stock in acquisitions. Our directors and officers have agreed not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock, or securities exchangeable for or convertible into shares of common stock, for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

     Janney Montgomery Scott has in the past, and may in the future, perform various services for us, including investment banking services, for which they have or may receive customary fees.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered hereby will be passed upon for us by Bond, Schoeneck & King, LLP, Syracuse, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Malizia Spidi & Fisch, PC, Washington, D.C.

                                    EXPERTS


     The audited consolidated financial statements as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, as retroactively restated to give effect to the pooling of interests with First Liberty, incorporated in this prospectus by reference to our Current Report on Form 8-K, dated August 31, 2001, as amended on October 24, 2001, have been audited, except as they relate to First Liberty, by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to First Liberty, by KPMG LLP, independent accountants, whose reports thereon appear in the Form 8-K, as amended on October 24, 2001. Such financial statements have been so incorporated by reference in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy such materials at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC at the same address. You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at www.sec.gov. You can also inspect reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering:


     - Annual Report on Form 10-K for the year ended December 31, 2000 filed on March 30, 2001, as amended on October 24, 2001;


     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed on May 15, 2001;

     - Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed on August 17, 2001;

     - Current Report on Form 8-K filed on February 13, 2001;

     - Current Report on Form 8-K filed on May 29, 2001, as amended on July 25, 2001;


     - Current Report on Form 8-K filed on August 31, 2001, as amended on October 24, 2001;


     - Proxy Statement on Schedule 14A for our 2001 Annual Meeting filed on April 3, 2001; and

     - The description of the common stock and the associated share purchase rights contained in our Registration Statements on Form 8-A filed on February 27, 1995 and December 9, 1997.


     Our SEC file number for these filings is 1-13695. You may request a copy of these filings at no cost, by writing or telephoning us at the following address:


                          COMMUNITY BANK SYSTEM, INC.
                            5790 Widewaters Parkway
                             DeWitt, New York 13214
                                 (315) 445-7313
                Attention: Donna J. Drengel, Corporate Secretary

------------------------------------------------------
------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Selected Consolidated Financial
  Data................................    4
Risk Factors..........................    7
Forward-Looking Statements............    9
Management's Discussion and Analysis
  of Financial Condition and Recent
  Results of Operations...............   10
Recent Developments...................   13
Pro Forma Consolidated Statement of
  Financial Condition.................   20
Capitalization........................   22
Use of Proceeds.......................   22
Price Range of Our Common Stock and
  Dividend History....................   24
Dividend Policy.......................   24
Underwriting..........................   25
Legal Matters.........................   26
Experts...............................   26
Where You Can Find More Information...   26
Incorporation of Certain Documents by
  Reference...........................   27


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                1,200,000 SHARES


                         [COMMUNITY BANK SYSTEMS LOGO]

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                          JANNEY MONTGOMERY SCOTT LLC

                                  ADVEST, INC.

                                 RAYMOND JAMES
                                          , 2001

------------------------------------------------------
------------------------------------------------------

                                    PART II:

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, are as follows:

Securities and Exchange Commission Registration Fee.........    $  9,595
National Association of Securities Dealers Filing Fee.......       4,338
New York Stock Exchange Additional Listing Fee..............       4,830
Legal Fees*.................................................      90,000
Accounting Fees*............................................     150,000
Transfer Agent and Registrar*...............................      10,000
Printing, Postage and Handling Expenses*....................      50,000
Miscellaneous Expenses*.....................................      31,237
                                                                --------
          Total.............................................    $350,000

---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify any director, officer, employee or other agent of the corporation.

     The Registrant's By-laws provide indemnity to the Registrant's directors and officers in such capacity or as directors or officers of a wholly-owned subsidiary of the Registrant for liability resulting from judgments, fines, expenses or settlement amounts actually and reasonably incurred in connection with any action brought against such person in such capacity to the fullest extent and in the manner set forth in and permitted by the Delaware General Corporation Law, and any other applicable law, as from time to time in effect. Under Delaware law and the By-laws, no indemnification may be provided for any person with respect to any matter as to which he or she shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant or of such subsidiary.

     In addition, as permitted under Delaware law, the Registrant maintains liability insurance covering directors and officers of the Registrant and its subsidiaries.

ITEM 16.  EXHIBITS

     The following exhibits are filed as part of this Registration Statement:


EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
-------                      ----------------------
   1.1    Proposed Form of Underwriting Agreement*
   4.1    Specimen Certificate of Common Stock**
   5.1    Opinion of Bond, Schoeneck & King, LLP**
  23.1    Consent of PricewaterhouseCoopers LLP**
  23.2    Consent of KPMG LLP**
  23.3    Consent of Bond, Schoeneck & King, LLP (included in Exhibit
          5.1)**
  24.1    Power of Attorney (included in signature page)***


---------------
  * To be filed by amendment
 ** Filed herewith

***Previously Filed

ITEM 17.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned thereunto duly authorized, in DeWitt, New York on this 23rd day of October, 2001.


                                          COMMUNITY BANK SYSTEM, INC.

                                          By: /s/   SANFORD A. BELDEN
                                            ------------------------------------
                                              Name: Sanford A. Belden
                                              Title: President and Chief
                                              Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.



                     SIGNATURE                                    TITLE                      DATE
                     ---------                                    -----                      ----



               /s/ SANFORD A. BELDEN                 Director, President and Chief     October 23, 2001
---------------------------------------------------    Executive Officer
                 Sanford A. Belden                     (Principal Executive Officer)




                         *                           Treasurer                         October 23, 2001
---------------------------------------------------    (Principal Financial Officer)
                 David G. Wallace




                         *                           Assistant Treasurer               October 23, 2001
---------------------------------------------------    (Principal Accounting Officer)
                 Charles M. Ertel




                         *                           Director                          October 23, 2001
---------------------------------------------------
                  John M. Burgess




                         *                           Director                          October 23, 2001
---------------------------------------------------
               Paul M. Cantwell, Jr.




                         *                           Director                          October 23, 2001
---------------------------------------------------
                William M. Dempsey




                         *                           Director                          October 23, 2001
---------------------------------------------------
                Nicholas A. DiCerbo




                         *                           Director                          October 23, 2001
---------------------------------------------------
                 James A. Gabriel




                         *                           Director                          October 23, 2001
---------------------------------------------------
                  Lee T. Hirchey




                                                     Director
---------------------------------------------------
                   Harold Kaplan




                                                     Director
---------------------------------------------------
                    Saul Kaplan

                     SIGNATURE                                    TITLE                      DATE
                     ---------                                    -----                      ----





                         *                           Director                          October 23, 2001
---------------------------------------------------
                David C. Patterson




                         *                           Director                          October 23, 2001
---------------------------------------------------
                  Peter A. Sabia




                         *                           Director                          October 23, 2001
---------------------------------------------------
                 William N. Sloan




     *By: /s/ SANFORD A. BELDEN
          ----------------------------------------
          Sanford A. Belden
          Attorney-In-Fact, pursuant to Power of
     Attorney dated August 31, 2001